

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

<u>Via E-mail</u>
Mr. David T. Foy
Executive Vice President and CFO
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755

> **Re: White Mountains Insurance Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-08993**

Dear Mr. Foy:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Consolidated Financial Statements</u>
<u>Note 13. Statutory Capital and Surplus, page F-57</u>

1. Your current disclosure states only that your insurance subsidiaries exceed the regulatory requirements. Provide us proposed disclosure to be included in future periodic reports that discloses the amount of statutory capital and surplus necessary to satisfy regulatory requirements, as specified by ASC 944-505-50-1b.

Financial Statement Schedules
Schedule II Condensed Financial Information of the Registrant, page FS-2

2. The condensed balance sheet shows an increased in fixed maturity investments from $5.8 million at December 31, 2010 to $1,334.5 million at December 31, 2011. Tell us what caused this increase and why it does not appear to be entirely reported on the statement of cash flows or disclosed as a noncash item.

3. With regard to the condensed statement of cash flows, reconcile for us:
   - The $267.3 million net decrease in short-term investments in 2011 to the change in that caption on the balance sheet; and
   - The $192.5 million repayment of debt from subsidiaries in 2011 to the balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant